EXHIBIT 99.1

Golar LNG Limited Board Changes

HAMILTON, Bermuda, Aug. 14, 2015 (GLOBE NEWSWIRE) -- In connection with today's Notice of AGM, Shareholders should note certain changes to the proposed Board.

Chairman, Sir Frank Chapman, has decided not to stand for re-election at the forthcoming AGM, to release the two days a week he currently commits to Golar to focus on other interests.  In addition Board member Kate Blankenship has decided not to stand for re-election due to other professional commitments. Both members have contributed significantly to the rapid expansion which currently takes place in Golar. Of special importance has been Sir Frank's deep understanding of the LNG market and his strategic thinking, and Miss Blankenship's very solid skills within finance and accounting. The Board wants to thank both members for their very valuable contributions and wish them the best in the future.

The Board has nominated Dan Rabun to succeed Sir Frank Chapman as Chairman after the AGM planned for 23 September, 2015.  Mr Rabun has a financial and legal education and was, until May 2015, Chairman of Ensco PLC.  He has a strong energy background from Ensco and as managing partner in Baker McKenzie's Dallas office.  He is currently a Board member in Apache Corporation.

The Board is further pleased to announce that Niels Stolt Nielsen has accepted to be nominated as a candidate to become a Board member. Niels Stolt Nielsen is major owner and Chairman of the world's leading chemical carrier company, Stolt Nielsen. He is also the Chairman and founding investor of the LPG Company, Avance Gas.  Mr Stolt Nielsen has extensive shipping, customer relations and logistical experience which will benefit Golar in the years to come.

Sir Frank says in connection with his departure   "It has been a very busy year for Golar which has seen much progress on strategy, business development and communications with our shareholders. The growing list of GoFLNG business development opportunities serve to confirm the very significant potential of the strategy, where the company currently enjoys an advantaged competitive position. I wish Golar every future success in its delivery of this high potential business proposition."

It is the intention of the Golar Board to replace the one vacancy created by current changes over the coming months.

Golar LNG Limited
Hamilton, Bermuda
14 August, 2015

CONTACT:  Brian Tienzo
          Chief Financial Officer
          Tel: +44 207 063 7900

          Stuart Buchanan
          Head of Investor Relations
          Tel: +44 207 063 7900